                            [PetroChina's Letterhead]

                                                                   July 31, 2006

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546



 RE:     PETROCHINA COMPANY LIMITED
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED JUNE 20, 2006
         FORM 6-K FILED JUNE 30, 2005
         FILE NO. 001-15006

Dear Ms. Blye:

         I refer to your letter to Mr Chen Geng , dated June 29, 2006, relating to PetroChina Company Limited's ("PetroChina") Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission (the "Commission") on June 20, 2006 and Current Report on Form 6-K, filed with the Commission on June 30, 2005.

         Set forth below is our response to your request for supplemental information relating to PetroChina's contacts with, ties to, and associations with Iran, Syria and Sudan.

         PetroChina does not have any direct contacts with, ties to, or associations with Iran, Syria or Sudan. PetroChina has no exploration, production or operations in any of these countries. Nor does PetroChina maintain any joint ventures, offices or employees, sell any products or provide any services in such countries.

         China National United Oil Corporation ("China Oil") is an entity that has been equity accounted for in PetroChina's financial statement (whereby only PetroChina's share of net income in China Oil is included in PetroChina's income statement). PetroChina has indirect contact with Sudan through China Oil. PetroChina, however, does not participate in China Oil's daily operations. China Oil, which itself does not have physical operations or employees in Sudan, has been acting as the sales agent for China National Petroleum Corporation ("CNPC") with respect to the oil produced by CNPC in Sudan. The revenue generated from such indirect contact by PetroChina is not material to PetroChina's financial performance. China Oil does not have any direct or indirect contacts with Syria or Iran.

         During the initial public offering and listing of PetroChina's ADSs on the New York Stock Exchange in 2000, PetroChina and CNPC established separate accounts into which the proceeds received from the global offering were deposited. Funds in those separate accounts were used for purposes other than funding CNPC's operations associated with Iran, Syria and Sudan. Apart from this mechanism with respect to the usage of the proceeds from the global offering, none of PetroChina's agreements and understandings with CNPC contain provisions that would prohibit CNPC from using dividends or other payments received from PetroChina to fund operations associated with Iran, Syria or Sudan. PetroChina does not have any knowledge as to whether any of its dividends, loans or other payments to CNPC has been used to fund operations in Iran, Syria, or Sudan.

         Accordingly, PetroChina has no material contacts with, ties to, or associations with Iran, Syria or Sudan. From a qualitative perspective, to our knowledge, we believe neither PetroChina's indirect contact with Sudan or CNPC's operations in Iran, Syria and Sudan have had any adverse impact on PetroChina's business reputation or share value. Although we are aware of some inquires from some of our investors regarding activities in these countries, we do not believe that they constitute any material investment risk for our security holders.

         In considering materiality, we have considered U.S. sanctions legislation and we note the fact that certain U.S. states have adopted legislation relating to the divestment of state pension fund assets from companies that do business with countries identified by the U.S. Government as state sponsors of terrorism, and that certain academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.

         PetroChina acknowledges that (i) PetroChina is responsible for the adequacy and accuracy of the disclosure in PetroChina's filings with the Commission, (ii) Commission Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to PetroChina's filings, and (iii) PetroChina may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to contact me if you have additional questions or require additional information.



                                       Very truly yours,


                                       /s/ Li Huaiqi
                                       ---------------------------------
                                       Name:   Li Huaiqi
                                       Title:  Company Secretary



cc:    James Lopez
       Roger Schwall
       Division of Corporation Finance
       Securities and Exchange Commission

                                       2